Filed by Prosperity Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: LegacyTexas
Financial Group, Inc.
Commission File Number: 001-34737

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Cullen Zalman
Prosperity Bank Plaza	Vice President – Banking and Corporate Activities
4295 San Felipe	281.269.7199
Houston, Texas 77027	cullen.zalman@prosperitybankusa.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

REPORTS SECOND QUARTER

2019 EARNINGS

•	Second quarter earnings per common share (diluted) of $1.18
•	Second quarter net income of $82.258 million
•	Nonperforming assets remain low at 0.21% of second quarter average interest-earning assets
•	Return (annualized) on second quarter average assets of 1.46%
•	Returns (annualized) on second quarter average common equity of 7.92% and average tangible common equity of 14.82%(1)
•	Loans increased $173.353 million or 6.7% (annualized) during the second quarter 2019
•	Announced the signing of a definitive merger agreement with LegacyTexas Financial Group, Inc. headquartered in Plano, Texas

HOUSTON, July 24, 2019. Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank® (collectively, “Prosperity”), reported net income for the quarter ended June 30, 2019 of $82.258 million, an increase of $661 thousand or 0.8% compared with $81.597 million for the same period in 2018. Net income per diluted common share increased to $1.18 compared with $1.17 for the same period in 2018. Additionally, loans increased 6.7% (annualized) during the second quarter 2019 and nonperforming assets remain low at 0.21% of second quarter average interest-earning assets.

“The Texas and Oklahoma economies continue to perform well, with record low unemployment.  Consumer confidence remains strong as evidenced by increased credit card purchases, and businesses continue to do well as reflected by increased sales tax rebates to most cities and small towns.  We posted a 6.7% annualized increase in loans for the second quarter of 2019, also reflecting confidence from businesses and consumers,” said David Zalman, Prosperity’s Chairman and Chief Executive Officer.

“We are excited about our pending merger with LegacyTexas Financial Group, Inc., the parent company of LegacyTexas Bank. LegacyTexas Bank operates 42 locations in 19 North Texas cities in and around the Dallas-Fort Worth area.  We look forward to partnering with Kevin Hanigan and the entire LegacyTexas team to build the premier Texas-based bank.  We explored a number of options, but believe that this strategic transaction provided the greatest opportunities for the combined organization.  With the addition of LegacyTexas, we will have a significant and competitive position in Texas’ two largest metropolitan areas,” continued Zalman.

“We continue to work to develop people to be the next generation of leaders, make every customer’s experience easy and enjoyable and operate in a safe and sound manner,” concluded Zalman.

______________

(1)	Refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

Results of Operations for the Three Months Ended June 30, 2019

Net income was $82.258 million(2) for the three months ended June 30, 2019 compared with $81.597 million(3) for the same period in 2018. Net income per diluted common share was $1.18 for the three months ended June 30, 2019 compared with $1.17 for the same period in 2018. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended June 30, 2019 were 1.46%, 7.92% and 14.82%(1), respectively.  Prosperity’s efficiency ratio (excluding credit loss provisions, net gains on the sale of assets and taxes) was 43.74%(1) for the three months ended June 30, 2019.

Net interest income before provision for credit losses for the three months ended June 30, 2019 was $154.838 million compared with $161.803 million for the same period in 2018, a decrease of $6.965 million or 4.3%. This change was primarily due to a decrease in loan discount accretion of $3.996 million for the second quarter of 2019 and the collection of previously identified troubled assets during the second quarter of 2018. On a linked quarter basis, net interest income before provision for credit losses was $154.838 million compared with $154.911 million for the three months ended March 31, 2019.

The net interest margin on a tax equivalent basis was 3.16% for the three months ended June 30, 2019 compared with 3.28% for the same period in 2018. This change was primarily due to a decrease in loan discount accretion for the second quarter of 2019 and the collection of previously identified troubled assets during the second quarter of 2018. On a linked quarter basis, the net interest margin was 3.16% compared with 3.20% for the three months ended March 31, 2019. This decrease was primarily due to higher rates on deposits and higher net premium amortization on securities.

Noninterest income was $29.958 million for the three months ended June 30, 2019 compared with $28.371 million for the same period in 2018, an increase of $1.587 million or 5.6%. This change was primarily due to an increase in other noninterest income. On a linked quarter basis, noninterest income increased $1.814 million or 6.4% to $29.958 million compared with $28.144 million for the three months ended March 31, 2019. This increase was primarily due to increases in other noninterest income and credit card, debit card and ATM card income.

Noninterest expense was $80.821 million for the three months ended June 30, 2019 compared with $83.602 million for the same period in 2018, a decrease of $2.781 million or 3.3%. This change was primarily due to decreases in regulatory assessments and FDIC insurance and in other noninterest expense. On a linked quarter basis, noninterest expense increased $2.250 million or 2.9% to $80.821 million compared with $78.571 million for the three months ended March 31, 2019. This change was primarily due to an increase in salaries and benefits.

Results of Operations for the Six Months Ended June 30, 2019

Net income was $164.660 million(4) for the six months ended June 30, 2019 compared with $155.958 million(5) for the same period in 2018, an increase of $8.702 million or 5.6%.  Net income per diluted common share was $2.36 for the six months ended June 30, 2019 compared with $2.23 for the same period in 2018, an increase of 5.8%. Net income and earnings per diluted common share for the six months ended June 30, 2018 were impacted by significant charge-offs during the first quarter of 2018. Annualized returns on average assets, average common equity and average tangible common equity for the six months ended June 30, 2019 were 1.46%, 7.99% and 15.03%(1), respectively.  Prosperity’s efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and taxes) was 43.34%(1) for the six months ended June 30, 2019.

Net interest income before provision for credit losses for the six months ended June 30, 2019 was $309.749 million compared with $315.026 million for the same period in 2018, a decrease of $5.277 million or 1.7%. This change was primarily due to higher rates on deposits and a decrease in loan discount accretion, partially offset by higher balances and yields on loans.

The net interest margin on a tax equivalent basis for the six months ended June 30, 2019 was 3.18% compared with 3.22% for the same period in 2018. This change was primarily due to a decrease in loan discount accretion and the collection of previously identified troubled assets during the second quarter of 2018.

Noninterest income was $58.102 million for the six months ended June 30, 2019 compared with $56.309 million for the same period in 2018, an increase of $1.793 million or 3.2%. This increase was primarily due to an increase in other noninterest income.

______________

(2)	Includes purchase accounting adjustments of $776 thousand, net of tax, primarily comprised of loan discount accretion of $1.227 million for the three months ended June 30, 2019.
(3)	Includes purchase accounting adjustments of $3.921 million, net of tax, primarily comprised of loan discount accretion of $5.223 million for the three months ended June 30, 2018.
(4)	Includes purchase accounting adjustments of $2.014 million, net of tax, primarily comprised of loan discount accretion of $3.020 million for the six months ended June 30, 2019.
(5)	Includes purchase accounting adjustments of $5.457 million, net of tax, primarily comprised of loan discount accretion of $7.549 million for the six months ended June 30, 2018.

Noninterest expense was $159.392 million for the six months ended June 30, 2019 compared with $163.656 million for the same period in 2018, a decrease of $4.264 million or 2.6%. This change was primarily due to decreases in regulatory assessments and FDIC insurance and in other noninterest expense.

Balance Sheet Information

At June 30, 2019, Prosperity had $22.375 billion in total assets, a decrease of $195.519 million or 0.9%, compared with $22.571 billion at June 30, 2018.

Loans at June 30, 2019 were $10.587 billion, an increase of $440.810 million or 4.3%, compared with $10.147 billion at June 30, 2018. Linked quarter loans increased $173.353 million or 1.7% (6.7% annualized) from $10.414 billion at March 31, 2019.

Deposits at June 30, 2019 were $16.888 billion, a decrease of $90.975 million or 0.5%, compared with $16.979 billion at June 30, 2018. Linked quarter deposits decreased $310.141 million or 1.8% from $17.198 billion at March 31, 2019. This decrease was primarily due to seasonality.

Asset Quality

Nonperforming assets totaled $41.558 million or 0.21% of quarterly average interest-earning assets at June 30, 2019, compared with $31.585 million or 0.16% of quarterly average interest-earning assets at June 30, 2018, and $40.883 million or 0.21% of quarterly average interest-earning assets at March 31, 2019.

The allowance for credit losses was $87.006 million or 0.82% of total loans at June 30, 2019, $84.964 million or 0.84% of total loans at June 30, 2018 and $86.091 million or 0.83% of total loans at March 31, 2019. Excluding loans acquired that are accounted for under FASB Accounting Standards Codification (“ASC”) Topics 310-20 and 310-30, the allowance for credit losses was 0.86%(1) of remaining loans as of June 30, 2019, compared with 0.89%(1) at June 30, 2018 and 0.87%(1) at March 31, 2019.

The provision for credit losses was $800 thousand for the three months ended June 30, 2019 compared with $4.000 million for the three months ended June 30, 2018 and $700 thousand for the three months ended March 31, 2019. The provision for credit losses was $1.500 million for the six months ended June 30, 2019 compared with $13.000 million for the six months ended June 30, 2018.

Net recoveries were $115 thousand for the three months ended June 30, 2019 compared with net charge-offs of $2.636 million for the three months ended June 30, 2018 and $1.049 million for the three months ended March 31, 2019. Net charge-offs were $934 thousand for the six months ended June 30, 2019 compared with $12.077 million for the six months ended June 30, 2018.

Dividend

Prosperity Bancshares declared a third quarter cash dividend of $0.41 per share to be paid on October 1, 2019 to all shareholders of record as of September 16, 2019.

Stock Repurchase Program

On January 19, 2018, Prosperity Bancshares announced a stock repurchase program under which up to 5%, or approximately

3.47 million shares, of its outstanding common stock may be acquired over a two-year period expiring on January 16, 2020, at the discretion of management. During the second quarter of 2019, Prosperity Bancshares repurchased 818.6 thousand shares of its common stock at an average weighted price of $64.52 per share (including 219.8 thousand shares purchased for which the settlement occurred in July 2019).

Pending Merger with LegacyTexas Financial Group, Inc.

On June 17, 2019 Prosperity Bancshares and LegacyTexas Financial Group, Inc. (“LegacyTexas”) jointly announced the signing of a definitive agreement whereby LegacyTexas, the parent company of LegacyTexas Bank will merge into Prosperity. LegacyTexas Bank operates 42 locations in 19 North Texas cities in and around the Dallas-Fort Worth area. As of June 30, 2019, LegacyTexas, on a consolidated basis, reported total assets of $9.9 billion, total gross loans of $8.7 billion and total deposits of $7.1 billion.

Under the terms of the merger agreement, stockholders of LegacyTexas will receive 0.5280 shares of Prosperity common stock and $6.28 cash for each LegacyTexas share. Consummation of the merger is subject to certain conditions, including the approval by the shareholders of Prosperity Bancshares and LegacyTexas and customary regulatory approvals. Based on Prosperity’s closing price of $67.24 on June 14, 2019, the total consideration was valued at approximately $2.1 billion, or approximately $41.78 per share.

Conference Call

Prosperity’s management team will host a conference call on Wednesday, July 24, 2019 at 11:30 a.m. Eastern Time (10:30 a.m. Central Time) to discuss Prosperity’s second quarter 2019 earnings. Individuals and investment professionals may participate in the call by dialing 877-883-0383 for domestic participants, or 412-902-6506 for international participants. The elite entry number is 4864960.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybankusa.com.  The webcast may be accessed from Prosperity’s home page by selecting “Presentations & Calls” from the drop-down menu on the Investor Relations tab and following the instructions.

Non-GAAP Financial Measures

Prosperity’s management uses certain non-GAAP financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity, tangible equity to tangible assets ratio and the efficiency ratio, excluding net gains and losses on the sale of assets and securities.  Further, as a result of acquisitions and the related purchase accounting adjustments, Prosperity uses certain non-GAAP financial measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20, “Receivables-Nonrefundable Fees and Other Costs” and 310-30, “Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality”).  Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity’s financial results and that their presentation, together with the accompanying reconciliations, provides a more complete understanding of factors and trends affecting Prosperity’s business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP financial measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook.  These non-GAAP financial measures should not be considered a substitute for, nor of greater importance than, GAAP basis financial measures and results; Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. Please refer to the “Notes to Selected Financial Data” at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures to the nearest respective GAAP financial measures.

Prosperity Bancshares, Inc. ®

As of June 30, 2019, Prosperity Bancshares, Inc. ® is a $22.375 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybankusa.com, Retail Brokerage Services, Credit Cards, Debit Cards, 24 hour voice response banking, Trust and Wealth Management, Mortgage Services, Cash Management and Mobile Banking.

As of June 30, 2019, Prosperity operated 243 full-service banking locations: 65 in the Houston area, including The Woodlands; 30 in the South Texas area including Corpus Christi and Victoria; 33 in the Dallas/Fort Worth area; 22 in the East Texas area; 29 in the Central Texas area including Austin and San Antonio; 34 in the West Texas area including Lubbock, Midland-Odessa and Abilene; 16 in the Bryan/College Station area; 6 in the Central Oklahoma area; and 8 in the Tulsa, Oklahoma area.

Cautionary Notes on Forward Looking Statements

This communication contains, and the remarks by Prosperity’s management on the conference call may contain, statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC, and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity Common Stock to be issued to the stockholders of LegacyTexas. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of LegacyTexas and Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Bryan/College Station Area -	Keller	West University	Taft
Bryan	Roanoke	Woodcreek	Yoakum
Bryan-29th Street	Stockyards		Yorktown
Bryan-East		Katy -
Bryan-North	Other Dallas/Fort Worth Area	Cinco Ranch	West Texas Area -
Caldwell	Locations -	Katy-Spring Green	Abilene -
College Station	Arlington		Antilley Road
Crescent Point	Azle	The Woodlands -	Barrow Street
Hearne	Ennis	The Woodlands-College Park	Cypress Street
Huntsville	Gainesville	The Woodlands-I-45	Judge Ely
Madisonville	Glen Rose	The Woodlands-Research Forest	Mockingbird
Navasota	Granbury
New Waverly	Mesquite	Other Houston Area	Lubbock -
Rock Prairie	Muenster	Locations -	4th Street
Southwest Parkway	Sanger	Angleton	66th Street
Tower Point	Waxahachie	Bay City	82nd Street
Wellborn Road	Weatherford	Beaumont	86th Street
		Cleveland	98th Street
Central Texas Area -	East Texas Area -	East Bernard	Avenue Q
Austin -	Athens	El Campo	North University
Allandale	Blooming Grove	Dayton	Texas Tech Student Union
Cedar Park	Canton	Galveston
Congress	Carthage	Groves	Midland -
Lakeway	Corsicana	Hempstead	Wadley
Liberty Hill	Crockett	Hitchcock	Wall Street
Northland	Eustace	Liberty
Oak Hill	Gilmer	Magnolia	Odessa -
Research Blvd	Grapeland	Magnolia Parkway	Grandview
Westlake	Gun Barrel City	Mont Belvieu	Grant
	Jacksonville	Nederland	Kermit Highway
Other Central Texas Area	Kerens	Needville	Parkway
Locations -	Longview	Rosenberg
Bastrop	Mount Vernon	Shadow Creek	Other West Texas Area
Canyon Lake	Palestine	Spring	Locations -
Dime Box	Rusk	Tomball	Big Spring
Dripping Springs	Seven Points	Waller	Brownfield
Elgin	Teague	West Columbia	Brownwood
Flatonia	Tyler-Beckham	Wharton	Cisco
Georgetown	Tyler-South Broadway	Winnie	Comanche
Gruene	Tyler-University	Wirt	Early
Kingsland	Winnsboro		Floydada
La Grange		South Texas Area -	Gorman
Lexington	Houston Area -	Corpus Christi -	Levelland
New Braunfels	Houston -	Calallen	Littlefield
Pleasanton	Aldine	Carmel	Merkel
Round Rock	Alief	Northwest	Plainview
San Antonio	Bellaire	Saratoga	San Angelo
Schulenburg	Beltway	Timbergate	Slaton
Seguin	Clear Lake	Water Street	Snyder
Smithville	Copperfield
Thorndale	Cypress	Victoria -	Oklahoma
Weimar	Downtown	Victoria Main	Central Oklahoma Area-
	Eastex	Victoria-Navarro	Oklahoma City -
Dallas/Fort Worth Area -	Fairfield	Victoria-North	23rd Street
Dallas -	First Colony	Victoria Salem	Expressway
Abrams Centre	Fry Road		I-240
Balch Springs	Gessner	Other South Texas Area	Memorial
Camp Wisdom	Gladebrook	Locations -
Cedar Hill	Grand Parkway	Alice	Other Central Oklahoma Area
Frisco	Heights	Aransas Pass	Locations -
Frisco-West	Highway 6 West	Beeville	Edmond
Kiest	Little York	Colony Creek	Norman
McKinney	Medical Center	Cuero
McKinney-Stonebridge	Memorial Drive	Edna	Tulsa Area-
Midway	Northside	Goliad	Tulsa -
Plano	Pasadena	Gonzales	Garnett
Preston Forest	Pecan Grove	Hallettsville	Harvard
Preston Road	Pin Oak	Kingsville	Memorial
Red Oak	River Oaks	Mathis	Sheridan
Sachse	Sugar Land	Padre Island	S. Harvard
The Colony	SW Medical Center	Palacios	Utica Tower
Turtle Creek	Tanglewood	Port Lavaca	Yale
Westmoreland	The Plaza	Portland
	Uptown	Rockport	Other Tulsa Area Locations -
Fort Worth -	Waugh Drive	Sinton	Owasso
Haltom City	Westheimer

 - - -

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Balance Sheet Data (at period end)
Loans	$10,587,375	$10,414,022	$10,370,313	$10,292,846	$10,146,565
Investment securities(A)	8,951,940	9,137,645	9,408,966	9,504,733	9,620,614
Federal funds sold	555	566	552	639	577
Allowance for credit losses	(87,006)	(86,091)	(86,440)	(85,996)	(84,964)
Cash and due from banks	302,069	291,498	410,575	293,831	274,902
Goodwill	1,900,845	1,900,845	1,900,845	1,900,845	1,900,845
Core deposit intangibles, net	30,299	31,564	32,883	34,295	35,773
Other real estate owned	2,005	2,096	1,805	889	10,316
Fixed assets, net	262,479	257,595	257,046	256,426	255,465
Other assets	424,660	404,501	396,857	414,075	410,647
Total assets	$22,375,221	$22,354,241	$22,693,402	$22,612,583	$22,570,740

Noninterest-bearing deposits	$5,691,236	$5,673,707	$5,666,115	$5,700,242	$5,657,589
Interest-bearing deposits	11,196,393	11,524,063	11,590,443	11,033,522	11,321,015
Total deposits	16,887,629	17,197,770	17,256,558	16,733,764	16,978,604
Other borrowings	940,874	680,952	1,031,126	1,501,207	1,254,849
Securities sold under repurchase agreements	313,825	254,573	284,720	297,126	293,039
Other liabilities	104,998	111,156	68,174	84,789	108,796
Total liabilities	18,247,326	18,244,451	18,640,578	18,616,886	18,635,288
Shareholders' equity(B)	4,127,895	4,109,790	4,052,824	3,995,697	3,935,452
Total liabilities and equity	$22,375,221	$22,354,241	$22,693,402	$22,612,583	$22,570,740

(A) Includes $1,611, $895, $392, $586 and $436 in unrealized gains on available for sale securities for the quarterly periods ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018, respectively.

(B) Includes $1,273, $706, $310, $463 and $345 in after-tax unrealized gains on available for sale securities for the quarterly periods ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(In thousands)

	Three Months Ended					Year-to-Date
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Income Statement Data
Interest income:
Loans	$133,525	$130,065	$130,627	$128,645	$128,445	$263,590	$244,691
Securities(C)	53,944	55,648	56,170	55,705	55,577	109,592	110,034
Federal funds sold and other earning assets	318	402	397	326	299	720	614
Total interest income	187,787	186,115	187,194	184,676	184,321	373,902	355,339

Interest expense:
Deposits	26,562	25,128	21,643	19,208	16,061	51,690	30,533
Other borrowings	5,556	5,317	7,639	7,583	6,046	10,873	9,019
Securities sold under repurchase agreements	831	759	664	566	411	1,590	761
Total interest expense	32,949	31,204	29,946	27,357	22,518	64,153	40,313
Net interest income	154,838	154,911	157,248	157,319	161,803	309,749	315,026
Provision for credit losses	800	700	1,000	2,350	4,000	1,500	13,000
Net interest income after provision for credit losses	154,038	154,211	156,248	154,969	157,803	308,249	302,026

Noninterest income:
Nonsufficient funds (NSF) fees	7,973	7,816	8,902	8,606	7,828	15,789	15,655
Credit card, debit card and ATM card income	6,480	5,971	6,508	6,242	6,335	12,451	12,296
Service charges on deposit accounts	4,989	4,998	5,090	5,137	5,150	9,987	10,425
Trust income	2,558	2,595	2,507	2,692	2,251	5,153	4,979
Mortgage income	990	722	627	856	1,109	1,712	1,872
Brokerage income	541	673	521	784	687	1,214	1,312
Bank owned life insurance income	1,321	1,289	1,330	1,326	1,317	2,610	2,628
Net gain (loss) on sale of assets	2	58	(715)	4	(44)	60	(44)
Net loss on sale of securities	—	—	—	—	(13)	—	(13)
Other noninterest income	5,104	4,022	4,309	4,977	3,751	9,126	7,199
Total noninterest income	29,958	28,144	29,079	30,624	28,371	58,102	56,309

Noninterest expense:
Salaries and benefits	52,941	51,073	51,852	51,906	53,360	104,014	103,759
Net occupancy and equipment	5,492	5,466	5,651	5,808	5,692	10,958	11,301
Credit and debit card, data processing and software amortization	4,904	4,573	4,474	4,512	4,356	9,477	8,804
Regulatory assessments and FDIC insurance	2,325	2,374	2,764	3,347	3,575	4,699	7,150
Core deposit intangibles amortization	1,265	1,319	1,412	1,478	1,501	2,584	3,069
Depreciation	3,111	3,104	3,139	3,139	3,054	6,215	6,087
Communications	2,183	2,270	2,404	2,442	2,606	4,453	5,186
Other real estate expense	120	83	110	219	83	203	172
Net (gain) loss on sale or write-down of other real estate	(54)	(177)	91	(2)	10	(231)	132
Other noninterest expense	8,534	8,486	8,907	8,911	9,365	17,020	17,996
Total noninterest expense	80,821	78,571	80,804	81,760	83,602	159,392	163,656
Income before income taxes	103,175	103,784	104,523	103,833	102,572	206,959	194,679
Provision for income taxes	20,917	21,382	21,192	21,310	20,975	42,299	38,721
Net income available to common shareholders	$82,258	$82,402	$83,331	$82,523	$81,597	$164,660	$155,958

(C) Interest income on securities was reduced by net premium amortization of $7,607, $6,589, $7,338, $8,073 and $7,753 for the three-month periods ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018, respectively, and $14,196 and $16,203 for the six-month periods ended June 30, 2019 and June 30, 2018, respectively.

Prosperity Bancshares, Inc. ®

Financial Highlights (Unaudited)

(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended					Year-to-Date
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Profitability
Net income (D) (E)	$82,258	$82,402	$83,331	$82,523	$81,597	$164,660	$155,958

Basic earnings per share	$1.18	$1.18	$1.19	$1.18	$1.17	$2.36	$2.23
Diluted earnings per share	$1.18	$1.18	$1.19	$1.18	$1.17	$2.36	$2.23

Return on average assets (F)	1.46%	1.46%	1.47%	1.46%	1.44%	1.46%	1.38%
Return on average common equity (F)	7.92%	8.05%	8.25%	8.30%	8.33%	7.99%	8.01%
Return on average tangible common equity (F) (G)	14.82%	15.24%	15.84%	16.17%	16.48%	15.03%	15.96%
Tax equivalent net interest margin (D) (E) (H)	3.16%	3.20%	3.15%	3.15%	3.28%	3.18%	3.22%
Efficiency ratio (G) (I)	43.74%	42.94%	43.20%	43.50%	43.95%	43.34%	44.07%

Liquidity and Capital Ratios
Equity to assets	18.45%	18.38%	17.86%	17.67%	17.44%	18.45%	17.44%
Common equity tier 1 capital	16.59%	16.76%	16.32%	15.94%	15.65%	16.59%	15.65%
Tier 1 risk-based capital	16.59%	16.76%	16.32%	15.94%	15.65%	16.59%	15.65%
Total risk-based capital	17.25%	17.42%	16.99%	16.60%	16.32%	17.25%	16.32%
Tier 1 leverage capital	10.67%	10.59%	10.23%	9.94%	9.68%	10.67%	9.68%
Period end tangible equity to period end tangible assets (G)	10.75%	10.66%	10.21%	9.97%	9.69%	10.75%	9.69%

Other Data
Weighted-average shares used in computing earnings per common share
Basic	69,806	69,847	69,838	69,838	69,839	69,832	69,803
Diluted	69,806	69,847	69,838	69,838	69,839	69,832	69,803
Period end shares outstanding	69,261	69,846	69,847	69,838	69,838	69,261	69,838
Cash dividends paid per common share	$0.41	$0.41	$0.41	$0.36	$0.36	$0.82	$0.72
Book value per common share	$59.60	$58.84	$58.02	$57.21	$56.35	$59.60	$56.35
Tangible book value per common share (G)	$31.72	$31.17	$30.34	$29.50	$28.62	$31.72	$28.62

Common Stock Market Price
High	$74.50	$75.36	$72.24	$76.25	$76.92	$75.36	$79.20
Low	$61.85	$61.65	$57.01	$67.27	$67.30	$61.65	$67.30
Period end closing price	$66.05	$69.06	$62.30	$69.35	$68.36	$66.05	$68.36
Employees – FTE	3,046	3,065	3,036	3,029	3,044	3,046	3,044
Number of banking centers	243	242	242	242	242	243	242

(D) Includes purchase accounting adjustments for the periods presented as follows:

	Three Months Ended					Year-to-Date
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Loan discount accretion
ASC 310-20	$880	$1,474	$1,289	$1,287	$1,452	$2,354	$3,092
ASC 310-30	$347	$319	$1,614	$2,170	$3,771	$666	$4,457
Securities net amortization	$255	$234	$270	$291	$366	$489	$843
Time deposits amortization	—	—	—	—	$53	—	$106

(E) Using effective tax rate of 20.3%, 20.6%, 20.3%, 20.5% and 20.4% for the three-month periods ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018, respectively, and 20.4% and 19.9% for the six-month periods ended June 30, 2019 and June 30, 2018, respectively.

(F) Interim periods annualized.

(G) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure to the nearest GAAP financial measure.

(H) Net interest margin for all periods presented is based on average balances on an actual 365 day basis.

(I) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets and securities.  Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Jun 30, 2019				Mar 31, 2019				Jun 30, 2018
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(J)
Interest-Earning Assets:
Loans	$10,520,425	$133,525	5.09%		$10,392,235	$130,065	5.08%		$10,044,064	$128,445	5.13%
Investment securities	9,185,877	53,944	2.36%	(K)	9,299,963	55,648	2.43%	(K)	9,770,963	55,577	2.28%	(K)
Federal funds sold and other earning assets	64,335	318	1.98%		71,842	402	2.27%		79,947	299	1.50%
Total interest-earning assets	19,770,637	187,787	3.81%		19,764,040	186,115	3.82%		19,894,974	184,321	3.72%
Allowance for credit losses	(86,158)				(86,507)				(84,285)
Noninterest-earning assets	2,842,478				2,864,039				2,809,197
Total assets	$22,526,957				$22,541,572				$22,619,886

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,714,968	$5,813	0.63%		$4,148,377	$6,812	0.67%		$3,971,356	$4,983	0.50%
Savings and money market deposits	5,647,494	12,722	0.90%		5,472,789	11,184	0.83%		5,342,323	6,709	0.50%
Certificates and other time deposits	2,057,033	8,027	1.57%		2,062,753	7,132	1.40%		2,094,065	4,369	0.84%
Other borrowings	883,557	5,556	2.52%		844,873	5,317	2.55%		1,272,032	6,046	1.91%
Securities sold under repurchase agreements	288,666	831	1.15%		272,630	759	1.13%		300,471	411	0.55%
Total interest-bearing liabilities	12,591,718	32,949	1.05%	(L)	12,801,422	31,204	0.99%	(L)	12,980,247	22,518	0.70%	(L)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	5,674,615				5,557,821				5,646,114
Other liabilities	108,246				86,868				75,161
Total liabilities	18,374,579				18,446,111				18,701,522
Shareholders' equity	4,152,378				4,095,461				3,918,364
Total liabilities and shareholders' equity	$22,526,957				$22,541,572				$22,619,886

Net interest income and margin		$154,838	3.14%			$154,911	3.18%			$161,803	3.26%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		827				863				903
Net interest income and margin (tax equivalent basis)		$155,665	3.16%			$155,774	3.20%			$162,706	3.28%

(J) Annualized and based on an actual 365 day basis.

(K) Yield on securities was impacted by net premium amortization of $7,607, $6,589 and $7,753 for the three-month periods ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively.

(L) Total cost of funds, including noninterest bearing deposits, was 0.72%, 0.69% and 0.48% for the three months ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	Jun 30, 2019				Jun 30, 2018
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(M)	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	(M)
Interest-Earning Assets:
Loans	$10,456,684	$263,590	5.08%		$10,017,340	$244,691	4.93%
Investment securities	9,242,605	109,592	2.39%	(N)	9,756,861	110,034	2.27%	(N)
Federal funds sold and other earning assets	68,068	720	2.13%		80,858	614	1.53%
Total interest-earning assets	19,767,357	373,902	3.81%		19,855,059	355,339	3.61%
Allowance for credit losses	(86,332)				(83,140)
Noninterest-earning assets	2,853,199				2,816,449
Total assets	$22,534,224				$22,588,368

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$3,930,475	$12,625	0.65%		$4,180,631	$10,046	0.48%
Savings and money market deposits	5,560,625	23,906	0.87%		5,409,991	11,951	0.45%
Certificates and other time deposits	2,059,877	15,159	1.48%		2,131,301	8,536	0.81%
Other borrowings	864,322	10,873	2.54%		1,003,259	9,019	1.81%
Securities sold under repurchase agreements	280,692	1,590	1.14%		313,730	761	0.49%
Total interest-bearing liabilities	12,695,991	64,153	1.02%	(O)	13,038,912	40,313	0.62%	(O)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	5,616,541				5,578,592
Other liabilities	97,610				78,270
Total liabilities	18,410,142				18,695,774
Shareholders' equity	4,124,082				3,892,594
Total liabilities and shareholders' equity	$22,534,224				$22,588,368

Net interest income and margin		$309,749	3.16%			$315,026	3.20%
Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		1,690				1,844
Net interest income and margin (tax equivalent basis)		$311,439	3.18%			$316,870	3.22%

(M) Annualized and based on an actual 365 day basis.

(N) Yield on securities was impacted by net premium amortization of $14,196 and $16,203 for the six-month periods ended June 30, 2019 and 2018, respectively.

(O) Total cost of funds, including noninterest bearing deposits, was 0.71% and 0.44% for the six-month periods ended June 30, 2019 and 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
YIELD TREND (P)

Interest-Earning Assets:
Loans	5.09%	5.08%	5.02%	5.00%	5.13%
Investment securities (Q)	2.36%	2.43%	2.35%	2.29%	2.28%
Federal funds sold and other earning assets	1.98%	2.27%	1.57%	1.90%	1.50%
Total interest-earning assets	3.81%	3.82%	3.73%	3.68%	3.72%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.63%	0.67%	0.57%	0.51%	0.50%
Savings and money market deposits	0.90%	0.83%	0.73%	0.67%	0.50%
Certificates and other time deposits	1.57%	1.40%	1.23%	1.02%	0.84%
Other borrowings	2.52%	2.55%	2.34%	2.08%	1.91%
Securities sold under repurchase agreements	1.15%	1.13%	0.92%	0.78%	0.55%
Total interest-bearing liabilities	1.05%	0.99%	0.93%	0.84%	0.70%

Net Interest Margin	3.14%	3.18%	3.13%	3.13%	3.26%
Net Interest Margin (tax equivalent)	3.16%	3.20%	3.15%	3.15%	3.28%

(P)  Annualized and based on average balances on an actual 365 day basis.

(Q) Yield on securities was impacted by net premium amortization of $7,607, $6,589, $7,338, $8,073 and $7,753 for the three-month periods ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018 and June 30, 2018, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Balance Sheet Averages
Loans	$10,520,425	$10,392,235	$10,319,596	$10,208,171	$10,044,064
Investment securities	9,185,877	9,299,963	9,499,166	9,647,744	9,770,963
Federal funds sold and other earning assets	64,335	71,842	100,339	67,974	79,947
Total interest-earning assets	19,770,637	19,764,040	19,919,101	19,923,889	19,894,974
Allowance for credit losses	(86,158)	(86,507)	(86,464)	(85,254)	(84,285)
Cash and due from banks	227,653	266,316	252,481	232,643	234,856
Goodwill	1,900,845	1,900,845	1,900,845	1,900,845	1,900,845
Core deposit intangibles, net	30,933	32,243	33,580	35,041	36,550
Other real estate	2,053	2,100	1,325	9,193	10,386
Fixed assets, net	260,054	257,811	257,726	256,458	256,281
Other assets	420,940	404,724	415,412	385,976	370,279
Total assets	$22,526,957	$22,541,572	$22,694,006	$22,658,791	$22,619,886

Noninterest-bearing deposits	$5,674,615	$5,557,821	$5,785,882	$5,646,183	$5,646,114
Interest-bearing demand deposits	3,714,968	4,148,377	3,720,133	3,676,452	3,971,356
Savings and money market deposits	5,647,494	5,472,789	5,382,699	5,465,143	5,342,323
Certificates and other time deposits	2,057,033	2,062,753	2,087,871	2,055,652	2,094,065
Total deposits	17,094,110	17,241,740	16,976,585	16,843,430	17,053,858
Other borrowings	883,557	844,873	1,297,917	1,447,328	1,272,032
Securities sold under repurchase agreements	288,666	272,630	285,984	288,706	300,471
Other liabilities	108,246	86,868	95,124	102,092	75,161
Shareholders' equity	4,152,378	4,095,461	4,038,396	3,977,235	3,918,364
Total liabilities and equity	$22,526,957	$22,541,572	$22,694,006	$22,658,791	$22,619,886

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Jun 30, 2019		Mar 31, 2019		Dec 31, 2018		Sep 30, 2018		Jun 30, 2018
Period End Balances

Loan Portfolio
Commercial and industrial	$1,158,657	10.9%	$1,117,753	10.7%	$1,111,089	10.7%	$1,159,735	11.3%	$1,168,892	11.5%
Construction, land development and other land loans	1,739,308	16.4%	1,709,283	16.4%	1,622,289	15.7%	1,560,142	15.2%	1,542,771	15.2%
1-4 family residential	2,456,506	23.2%	2,444,434	23.5%	2,438,949	23.5%	2,440,157	23.7%	2,418,021	23.8%
Home equity	256,772	2.4%	262,276	2.5%	267,960	2.6%	273,608	2.7%	277,447	2.7%
Commercial real estate (includes multi-family residential)	3,551,668	33.6%	3,496,688	33.6%	3,538,557	34.1%	3,507,223	34.1%	3,405,466	33.6%
Agriculture (includes farmland)	736,470	7.0%	708,348	6.8%	729,501	7.0%	705,750	6.8%	709,617	7.0%
Consumer and other	321,023	3.0%	294,405	2.8%	289,486	2.8%	281,112	2.7%	271,724	2.7%
Energy	366,971	3.5%	380,835	3.7%	372,482	3.6%	365,119	3.5%	352,627	3.5%
Total loans	$10,587,375		$10,414,022		$10,370,313		$10,292,846		$10,146,565

Deposit Types
Noninterest-bearing DDA	$5,691,236	33.7%	$5,673,707	33.0%	$5,666,115	32.8%	$5,700,242	34.1%	$5,657,589	33.3%
Interest-bearing DDA	3,530,581	20.9%	3,875,109	22.5%	4,124,412	23.9%	3,551,456	21.2%	3,808,694	22.4%
Money market	3,438,164	20.3%	3,302,445	19.2%	3,115,531	18.1%	3,100,310	18.5%	3,153,261	18.6%
Savings	2,158,159	12.8%	2,293,134	13.3%	2,271,170	13.2%	2,291,952	13.7%	2,311,795	13.6%
Certificates and other time deposits	2,069,489	12.3%	2,053,375	12.0%	2,079,330	12.0%	2,089,804	12.5%	2,047,265	12.1%
Total deposits	$16,887,629		$17,197,770		$17,256,558		$16,733,764		$16,978,604

Loan to Deposit Ratio	62.7%		60.6%		60.1%		61.5%		59.8%

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

Construction Loans

	Jun 30, 2019		Mar 31, 2019		Dec 31, 2018		Sep 30, 2018		Jun 30, 2018

Single family residential construction	$446,868	25.7%	$454,041	26.5%	$441,487	27.2%	$422,738	27.1%	$426,767	27.6%
Land development	87,825	5.0%	84,562	4.9%	89,226	5.5%	89,357	5.7%	88,562	5.7%
Raw land	168,531	9.7%	156,674	9.2%	152,516	9.4%	137,400	8.8%	134,906	8.7%
Residential lots	121,586	7.0%	119,301	7.0%	124,429	7.6%	122,366	7.8%	118,759	7.7%
Commercial lots	105,633	6.1%	92,683	5.4%	92,234	5.7%	95,982	6.1%	92,283	6.0%
Commercial construction and other	809,680	46.5%	802,996	47.0%	723,740	44.6%	693,917	44.5%	683,255	44.3%
Net unaccreted discount	(815)		(974)		(1,343)		(1,618)		(1,761)
Total construction loans	$1,739,308		$1,709,283		$1,622,289		$1,560,142		$1,542,771

Non-Owner Occupied Commercial Real Estate Loans by Metropolitan Statistical Area (MSA) as of June 30, 2019

	Houston	Dallas	Austin	OK City	Tulsa	Other (R)	Total
Collateral Type
Shopping center/retail	$276,646	$79,664	$25,681	$16,473	$31,556	$142,991	$573,011
Commercial and industrial buildings	125,634	32,462	15,156	10,278	19,105	80,794	283,429
Office buildings	81,171	119,899	28,339	44,684	6,827	71,588	352,508
Medical buildings	29,970	2,388	13,048	5,084	26,874	38,191	115,555
Apartment buildings	46,347	12,212	18,167	11,256	9,029	88,119	185,130
Hotel	52,113	81,100	21,881	31,455	—	153,999	340,548
Other	50,427	14,711	13,911	10,486	14,340	80,656	184,531
Total	$662,308	$342,436	$136,183	$129,716	$107,731	$656,338	$2,034,712	(S)

Acquired Loans

	Acquired Loans Accounted for Under ASC 310-20			Acquired Loans Accounted for Under ASC 310-30			Total Loans Accounted for Under ASC 310-20 and 310-30
	Balance at Acquisition Date	Balance at Mar 31, 2019	Balance at Jun 30, 2019	Balance at Acquisition Date	Balance at Mar 31, 2019	Balance at Jun 30, 2019	Balance at Acquisition Date		Balance at Mar 31, 2019	Balance at Jun 30, 2019
Loan marks:
Acquired banks (T)	$229,080	$13,359	$12,479	$142,128	$2,512	$2,165	$371,208		$15,871	$14,644
Acquired portfolio loan balances:
Acquired banks (T)	5,690,998	490,442	467,645	275,221	10,844	10,110	5,966,219	(U)	501,286	477,755
Acquired portfolio loan balances less loan marks	$5,461,918	$477,083	$455,166	$133,093	$8,332	$7,945	$5,595,011		$485,415	$463,111

(R) Includes other MSA and non-MSA regions.

(S) Represents a portion of total commercial real estate loans of $3.552 billion as of June 30, 2019.

(T) Includes Bank of Texas, Bank Arlington, American State Bank, Community National Bank, First Federal Bank Texas, Coppermark Bank, First Victoria National Bank, The F&M Bank & Trust Company and Tradition Bank.

(U) Actual principal balances acquired.

Prosperity Bancshares, Inc.®

Financial Highlights (Unaudited)

(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Asset Quality
Nonaccrual loans	$37,289	$37,491	$13,147	$13,399	$20,415	$37,289	$20,415
Accruing loans 90 or more days past due	1,594	647	4,004	2,379	854	1,594	854
Total nonperforming loans	38,883	38,138	17,151	15,778	21,269	38,883	21,269
Repossessed assets	670	649	—	110	—	670	—
Other real estate	2,005	2,096	1,805	889	10,316	2,005	10,316
Total nonperforming assets	$41,558	$40,883	$18,956	$16,777	$31,585	$41,558	$31,585

Nonperforming assets:
Commercial and industrial (includes energy)	$17,592	$17,119	$4,435	$6,620	$12,234	$17,592	$12,234
Construction, land development and other land loans	2,296	1,488	3,100	2,046	1,829	2,296	1,829
1-4 family residential (includes home equity)	16,641	17,508	8,135	4,527	4,884	16,641	4,884
Commercial real estate (includes multi-family residential)	4,352	4,166	2,982	3,254	12,038	4,352	12,038
Agriculture (includes farmland)	616	542	256	262	519	616	519
Consumer and other	61	60	48	68	81	61	81
Total	$41,558	$40,883	$18,956	$16,777	$31,585	$41,558	$31,585
Number of loans/properties	92	84	83	83	90	92	90
Allowance for credit losses at end of period	$87,006	$86,091	$86,440	$85,996	$84,964	$87,006	$84,964

Net charge-offs (Recoveries):
Commercial and industrial (includes energy)	$(828)	$1,719	$(685)	$657	$1,047	$891	$9,063
Construction, land development and other land loans	7	—	97	(1)	(1)	7	122
1-4 family residential (includes home equity)	11	(3)	42	11	114	8	371
Commercial real estate (includes multi-family residential)	(1)	(1)	34	(10)	986	(2)	1,488
Agriculture (includes farmland)	46	(1,278)	(54)	(113)	(45)	(1,232)	(106)
Consumer and other	650	612	1,122	774	535	1,262	1,139
Total	$(115)	$1,049	$556	$1,318	$2,636	$934	$12,077

Asset Quality Ratios
Nonperforming assets to average interest-earning assets	0.21%	0.21%	0.10%	0.08%	0.16%	0.21%	0.16%
Nonperforming assets to loans and other real estate	0.39%	0.39%	0.18%	0.16%	0.31%	0.39%	0.31%
Net charge-offs to average loans (annualized)	—	0.04%	0.02%	0.05%	0.10%	0.02%	0.24%
Allowance for credit losses to total loans	0.82%	0.83%	0.83%	0.84%	0.84%	0.82%	0.84%
Allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30) (G)	0.86%	0.87%	0.88%	0.88%	0.89%	0.86%	0.89%

Prosperity Bancshares, Inc.®

Notes to Selected Financial Data (Unaudited)

(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity’s management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity, the tangible equity to tangible assets ratio and the efficiency ratio, excluding net gains and losses on the sale of assets and securities, for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP financial measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included information below relating to these non-GAAP financial measures for the applicable periods presented.

	Three Months Ended					Year-to-Date
	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Reconciliation of return on average common equity to return on average tangible common equity:
Net income	$82,258	$82,402	$83,331	$82,523	$81,597	$164,660	$155,958
Average shareholders' equity	$4,152,378	$4,095,461	$4,038,396	$3,977,235	$3,918,364	$4,124,082	$3,892,594
Less: Average goodwill and other intangible assets	(1,931,778)	(1,933,088)	(1,934,425)	(1,935,886)	(1,937,395)	(1,932,429)	(1,938,148)
Average tangible shareholders’ equity	$2,220,600	$2,162,373	$2,103,971	$2,041,349	$1,980,969	$2,191,653	$1,954,446
Return on average tangible common equity (F)	14.82%	15.24%	15.84%	16.17%	16.48%	15.03%	15.96%

Reconciliation of book value per share to tangible book value per share:
Shareholders’ equity	$4,127,895	$4,109,790	$4,052,824	$3,995,697	$3,935,452	$4,127,895	$3,935,452
Less: Goodwill and other intangible assets	(1,931,144)	(1,932,409)	(1,933,728)	(1,935,140)	(1,936,618)	(1,931,144)	(1,936,618)
Tangible shareholders’ equity	$2,196,751	$2,177,381	$2,119,096	$2,060,557	$1,998,834	$2,196,751	$1,998,834

Period end shares outstanding	69,261	69,846	69,847	69,838	69,838	69,261	69,838
Tangible book value per share:	$31.72	$31.17	$30.34	$29.50	$28.62	$31.72	$28.62

Reconciliation of equity to assets ratio to period end tangible equity to period end tangible assets ratio:
Tangible shareholders’ equity	$2,196,751	$2,177,381	$2,119,096	$2,060,557	$1,998,834	$2,196,751	$1,998,834
Total assets	$22,375,221	$22,354,241	$22,693,402	$22,612,583	$22,570,740	$22,375,221	$22,570,740
Less: Goodwill and other intangible assets	(1,931,144)	(1,932,409)	(1,933,728)	(1,935,140)	(1,936,618)	(1,931,144)	(1,936,618)
Tangible assets	$20,444,077	$20,421,832	$20,759,674	$20,677,443	$20,634,122	$20,444,077	$20,634,122
Period end tangible equity to period end tangible assets ratio:	10.75%	10.66%	10.21%	9.97%	9.69%	10.75%	9.69%

Reconciliation of allowance for credit losses to total loans to allowance for credit losses to total loans, excluding acquired loans:
Allowance for credit losses	$87,006	$86,091	$86,440	$85,996	$84,964	$87,006	$84,964
Total loans	$10,587,375	$10,414,022	$10,370,313	$10,292,846	$10,146,565	$10,587,375	$10,146,565
Less: Fair value of acquired loans (acquired portfolio loan balances less loan marks)	$463,111	$485,415	$520,595	$572,095	$622,534	$463,111	$622,534
Total loans less acquired loans	$10,124,264	$9,928,607	$9,849,718	$9,720,751	$9,524,031	$10,124,264	$9,524,031
Allowance for credit losses to total loans, excluding acquired loans (non-GAAP basis)	0.86%	0.87%	0.88%	0.88%	0.89%	0.86%	0.89%

Reconciliation of efficiency ratio to efficiency ratio, excluding net gains and losses on the sale of assets and securities:
Noninterest expense	$80,821	$78,571	$80,804	$81,760	$83,602	$159,392	$163,656

Net interest income	$154,838	$154,911	$157,248	$157,319	$161,803	$309,749	$315,026
Noninterest income	29,958	28,144	29,079	30,624	28,371	58,102	56,309
Less: net gain (loss) on sale of assets	2	58	(715)	4	(44)	60	(44)
Less: net loss on sale of securities	—	—	—	—	(13)	—	(13)
Noninterest income excluding net gains and losses on the sale of assets and securities	29,956	28,086	29,794	30,620	28,428	58,042	56,366
Total income excluding net gains and losses on the sale of assets and securities	$184,794	$182,997	$187,042	$187,939	$190,231	$367,791	$371,392
Efficiency ratio, excluding net gains and losses on the sale of assets and securities	43.74%	42.94%	43.20%	43.50%	43.95%	43.34%	44.07%